

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

November 5, 2009

Gary Pizzacalla
Chief Executive Officer
Techs Loanstar, Inc.
112 North Curry Street
Carson City, NV 89703

> **Re:** **Techs Loanstar, Inc.**
> **File No. 333-143630**

Dear Mr. Pizzacalla:

We raised issues relating to the PCAOB de-registration of Moore & Associates in a letter dated September 1, 2009. As of the date of this letter, the issue relating to how you intend to address any re-audit requirements as the result of this de-registration remains outstanding and unresolved. We expect you to contact us by November 19, 2009 to provide a substantive response to this issue or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 19, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact me at (202) 551-3472 if you have any other questions.

Sincerely,

Yolanda Crittendon
Staff Accountant